CATHAY PACIFIC AIRWAYS LIMITED

CATHAY PACIFIC

INTERIM REPORT 2002

Swire Group

*Aberdeen
Amsterdam
*Berlin
†Brussels
*Cologne
*Dusseldorf
*Edinburgh
Frankfurt
*Glasgow
*Hamburg
*Helsinki
London
*Manchester
†Milan
*Munich
*Newcastle
Paris
*Prague
Rome
*Stockholm
*Stuttgart

Beijing
Changsha
Chengdu
Chongqing
Dalian
Fuzhou
Guilin
Haikou
Hangzhou
Kunming
Nanjing
Ningbo
Qingdao
Sanya
Shanghai
Wuhan
Xiamen
Xian

Hiroshima
Kaohsiung
Sendai
Taipei
Osaka
Seoul
Tokyo
Fukuoka
Nagoya
Osaka
Sapporo
Seoul
Taipei
Tokyo

†Chicago
Los Angeles
New York
San Francisco
Toronto
Vancouver

• HONG KONG

Bahrain
Bangkok
Cebu
Colombo
Delhi
Denpasar
Dubai
Hanoi
Ho Chi Minh City
Jakarta
Karachi
Kuala Lumpur
Manila
Mumbai
Penang
Riyadh
†Sharjah
Singapore
Surabaya

Bandar Seri Begawan
Dhaka
Kota Kinabalu
Kuching
Phnom Penh
Phuket

Johannesburg

Adelaide
Brisbane
Cairns
Melbourne
Perth
Sydney

Auckland

Cathay Pacific
Dragonair
AHK Air Hong Kong

** Codeshare services*
† Freighter services only

Contents

Corporate Information

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

Investor relations

For further information about Cathay Pacific Airways, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong

Tel : 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is
http://www.cathaypacific.com

This interim report is printed on recycled paper   Design: Format Limited www.format.com.hk

Cathay Pacific Airways is an international airline based and registered in Hong Kong, offering scheduled passenger and cargo services to 62 destinations around the world.

We are deeply committed to Hong Kong, where the Company was founded in 1946. We have made substantial investments in Hong Kong's aviation industry; in addition to our fleet of aircraft these include catering, aircraft maintenance and ground handling companies, as well as our own corporate headquarters at Hong Kong International Airport.

Cathay Pacific's wholly owned subsidiary AHK Air Hong Kong Limited is an all cargo carrier which operates scheduled services within the region. In addition, Hong Kong Dragon Airlines Limited operates passenger services to 28 destinations in China and around the region.

We are also a founder member of the **one**world global alliance whose combined network serves over 570 destinations worldwide. Other members of **one**world are Aer Lingus, American Airlines, British Airways, Finnair, Iberia, LanChile and Qantas.

Cathay Pacific is a member of the Swire Group and is listed on the Stock Exchange of Hong Kong.

Group Financial Statistics		2002	2001	Change
Results		Six months ended 30th June		
Turnover	*HK$ million*	**15,511**	15,843	**-2.1%**
Profit attributable to shareholders	*HK$ million*	**1,412**	1,319	**+7.1%**
Earnings per share	*HK cents*	**42.4**	39.6	**+7.1%**
Dividend per share	*HK cents*	**16.0**	12.5	**+28.0%**
Profit margin	*%*	**9.1**	8.3	**+0.8%pt**
Balance Sheet		30th June	31st December	
Shareholders' funds	*HK$ million*	**30,822**	31,308	**-1.6%**
Net borrowings	*HK$ million*	**13,502**	14,278	**-5.4%**
Net debt/equity ratio	*Times*	**0.44**	0.46	**-0.02 times**
Operating Statistics – Cathay Pacific		Six months ended 30th June		
Available tonne kilometres ("ATK")	*Million*	**5,750**	5,936	**-3.1%**
Passenger load factor	*%*	**78.1**	71.9	**+6.2%pt**
Passenger yield	*HK cents*	**45.4**	47.3	**-4.0%**
Cargo and mail load factor	*%*	**70.2**	65.1	**+5.1%pt**
Cargo and mail yield	*HK$*	**1.83**	1.89	**-3.2%**
Cost per ATK	*HK$*	**2.26**	2.32	**-2.6%**
Cost per ATK without fuel	*HK$*	**1.90**	1.89	**+0.5%**
Aircraft utilisation	*Hours per day*	**11.8**	12.7	**-7.1%**
On-time performance	*%*	**90.7**	84.8	**+5.9%pt**

All definitions are the same as those used in the 2001 annual report.

The Cathay Pacific Group made a profit attributable to shareholders of HK$1,412 million during the first six months of 2002. This was an encouraging improvement from the loss of HK$662 million recorded in the second half of 2001. Turnover was HK$15,511 million representing an increase of 6.3% over the second half of 2001.

The result reflects a steady recovery in market conditions. With more people travelling, previously grounded capacity is being returned to the sky to restore services which were temporarily suspended following the terrorist attacks in the United States. We have also added new services to our schedule; these include a fifth daily flight to Tokyo and four more flights to London, which is now served by eighteen flights each week.

Although total load factors during the period were high, demand for business travel remained relatively weak. As a result, passenger yield in the first half of 2002 declined to HK45.4 cents from HK47.3 cents in the same period of 2001.

Cargo services have rebounded as a revival in the US manufacturing sector earlier this year has stimulated a strong growth in exports from Hong Kong. Weaker cargo yields have been compensated by an increase in tonnage. A new air services agreement with Italy has given us the opportunity to launch cargo services to Milan.

We have acquired the outstanding 25% stake in AHK Air Hong Kong Limited to make the all cargo carrier a wholly owned Cathay Pacific subsidiary. This has enabled us to integrate more closely our two cargo operations and deploy our longer range Boeing 747-400 freighter aircraft more effectively.

We have also placed firm orders to purchase three new Airbus 330-300 and three Boeing 777-300 regional aircraft for delivery in late 2003 and early 2004. In order to operate these, and the three Airbus 340-600 aircraft ordered earlier, we have announced plans to hire a further 1,300 Hong Kong based staff over the next two years, thus confirming again our confidence in Hong Kong's role as Asia's leading aviation hub.

We have continued to invest in our product, and have now passed the halfway mark in the process of equipping our long haul fleet with the new Business Class cabin. A programme to upgrade our Economy Class cabins will be completed by the end of the year.

Subject to unforeseen circumstances we anticipate continued demand in the coming months and an improved result in the traditionally stronger second half.

James Hughes-Hallett
Chairman
Hong Kong, 7th August 2002

During one of the most difficult periods in aviation industry history we preserved jobs and maintained the integrity of our network. We now plan to resume our long term growth and will be acquiring new aircraft, improving our product, strengthening our network and creating jobs for Hong Kong.

Our product continues to improve

- We have passed the halfway mark in installing the new Business Class cabin on our long haul fleet.
- An upgrade of our Economy Class cabin will be completed by the end of this year.
- A new Business Class lounge was opened in April in Taipei. It is the third overseas lounge created on the same theme as our premium lounges at Hong Kong International Airport. New generation lounges have also been opened in Bangkok and Seoul.
- A poll of more than four million travellers conducted by UK based consulting firm Skytrax voted us Best Airline Trans-Pacific and ranked us as the number two airline in the world.
- The **one**world Governing Board met in Hong Kong in June and announced the biggest corporate sales deal ever made by an airline alliance – with a leading US based IT multinational for its global air travel worth US$40 million a year – and an initiative to deepen co-operation on cargo services.

Our expanding network

- Our codeshare with **one**world partner British Airways was extended to 11 more destinations in Europe and expanded to include our services to Auckland and Kuala Lumpur.
- A fifth daily flight to Tokyo and a four times weekly daylight service to London were added to our schedule.
- A twice weekly freighter service to Milan commenced in August.
- Our operations with AHK Air Hong Kong Limited ("AHK") were restructured in July to enhance efficiency and enable AHK to focus on serving the Asian region. As a result, Brussels, Manchester and Dubai were added to Cathay Pacific's freighter network.

Our growing fleet

- There are currently 77 aircraft in our fleet, including 66 passenger aircraft and 11 freighters.
- We ordered six new aircraft to join our regional fleet; three A330-300 and three B777-300 aircraft, all powered by Rolls-Royce engines, will be delivered between late 2003 and early 2004.
- Two of the previously ordered long haul A340-600 aircraft will be delivered later this year. Cathay Pacific will be the first airline in Asia to operate this brand new aircraft type, which will be deployed on ultra long haul routes to North America.
- These new aircraft orders and deliveries will help maintain our edge in operating one of the world's most modern and efficient fleets.
- Two B747-200 freighters leased to AHK were returned to our cargo fleet after the all cargo carrier became a wholly owned subsidiary of Cathay Pacific. This increased our freighter fleet to 11 aircraft.
- As market demand picks up, all parked passenger aircraft and one parked freighter are being returned to service.

Fleet profile

Aircraft type	Number as at 30th June 2002 Owned	Leased Finance	Leased Operating	Total	Firm orders '02	'03	'04	Total	Expiry of operating leases '06	'07	'08	Options
Aircraft operated by Cathay Pacific :												
B747-400	2	15	2	19						1	1	
B747-200F	4			4								
B747-400F	1	4		5								
B777-200	1	4		5								
B777-300		7		7		2	1	3				3 (a)
A330-300	1	19		20		3		3				
A340-300		11	4	15					4			
A340-600					2	1		3 (b)				
Total	9	60	6	75	2	6	1	9	4	1	1	3
Aircraft not operated by Cathay Pacific :												
B747-300	6			6 (c)								
B747-200F		3		3 (d)								
Total	6	3		9								

(a) Operating lease options expire in 2007 and are for any B777 model.

(b) Aircraft will be on five year operating leases.

(c) One aircraft was not leased out as at 30th June 2002.

(d) Two aircraft were returned from AHK in July 2002.

The people who build our business

- We already employ more than 14,300 staff in 30 countries including more than 10,400 in Hong Kong.
- As we increase our capacity, we will create some 1,300 new jobs based in Hong Kong in the next two years.
- We will recruit 200 cabin crew this year and 800 more in the following two years. Between now and December 2003 we will take on 235 new pilots from both our Hong Kong cadet training programme and from overseas. Another 60 jobs will be created this year for ground and office staff.
- The first batch of staff graduated from our two year engineering programme in Perth, Scotland and will become fully licensed after a period of on-the-job training at their home ports of Jakarta, Denpasar, Taipei, Bangkok and Tokyo.
- Cathay Pacific frequently reviews its remuneration policy in conjunction with the local legislation, industry practices, market environment and both individual and company performances.

The importance of new technology

- Ultramain, which will track and predict maintenance requirements and costs for our aircraft and components, began roll out in Hong Kong.
- CXeBuy, our e-Business initiative to implement a centralised online purchasing system, was introduced in Australia – the first location outside Hong Kong – in an important step to build the system into a global network.
- PeopleCX, our online human resources management system, was launched in the second quarter and enables staff to manage their personal information, improves processing efficiency and creates a self-service culture within the Company.
- The iPermit scheme, which enables Taiwan residents to apply for dual entry Hong Kong visas on the Internet and collect them upon arrival in Hong Kong, was inaugurated in April.

A continuous history of supporting the Hong Kong community

- Winners in the "Cathay Pacific – The World's Biggest Welcome" campaign arrived in Hong Kong between April and July. More than 140 companies, representing all sectors of the Hong Kong tourism industry, supported the campaign by offering giveaways worth more than HK$10 million.
- For the fourth year running, we were the title sponsor of the International Chinese New Year Parade – the focus of Hong Kong's celebrations to greet the Year of the Horse.
- "Asia's World City", a B747-400 aircraft painted with Hong Kong's new dragon logo, was unveiled on 4th July. The livery depicts a powerful and energetic dragon, the spirit of Hong Kong and its people, soaring above shades of Cathay Pacific green.

Environment

- Regular energy audits and close monitoring of the computerised building management system have improved the energy efficiency of lighting and air-conditioning systems in Cathay City.
- Contractors and cleaners are required to use water-based agents and green cleaning products inside Cathay City.
- A comprehensive programme to sort and recycle paper materials such as newspapers, magazines and inflight menu cards has been implemented on inbound flights.

Passenger services

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2002	2001	Change	2002	2001	Change	Change
North Asia	**5,346**	5,071	**+5.4%**	**68.8**	72.8	**-4.0%pt**	**-6.2%**
South East Asia and Middle East	**6,684**	6,971	**-4.1%**	**72.5**	65.1	**+7.4%pt**	**-8.1%**
Europe	**6,386**	7,230	**-11.7%**	**84.6**	76.2	**+8.4%pt**	**-3.6%**
Pacific and South Africa	**11,121**	13,147	**-15.4%**	**82.3**	72.7	**+9.6%pt**	**-0.8%**
Overall	**29,537**	32,419	**-8.9%**	**78.1**	71.9	**+6.2%pt**	**-4.0%**

- Passenger revenue fell by HK$542 million during the first six months of this year. Capacity reduced by 8.9% as a result of temporarily parking passenger aircraft.
- Load factor increased by 6.2 percentage points to 78.1%, while yield decreased to HK45.4 cents due to the impact of weak regional currencies and less front-end traffic.
- Revenue per ASK grew by 4.4% to HK35.7 cents.
- Front-end revenue declined by 8.5%.
- Long haul routes to London, Los Angeles, New York, Sydney, Auckland and Johannesburg performed relatively well.
- The performance of our North Asian routes was adversely affected by weak local currencies.
- The new services to Delhi, Riyadh and Sapporo performed satisfactorily.

Cargo services

	ATK (million)			Load factor (%)			Yield
	2002	2001	Change	2002	2001	Change	Change
Cathay Pacific	**2,940**	2,852	**+3.1%**	**70.2**	65.1	**+5.1%pt**	**-3.2%**
AHK Air Hong Kong	**510**	478	**+6.7%**	**72.0**	72.0	**-**	**-12.7%**

Cathay Pacific Airways Limited

- Cargo revenue grew by HK$253 million in the first six months of this year.
- Cargo growth was fuelled by an increase in demand from the United States.
- Cargo load factor increased by 5.1 percentage points to 70.2%, while yield decreased to HK$1.83 per revenue tonne kilometre.
- Cathay Pacific in February made AHK a wholly owned subsidiary by acquiring the 25% stake held by a subsidiary of ShunTak Holdings Limited, in a transaction worth HK$194 million.

AHK Air Hong Kong Limited ("AHK")

- The interim performance of the company improved as a result of a recovery in exports from Hong Kong to Europe.
- During the first six months, load factor remained at 72.0% whilst the capacity in terms of ATKs increased by 6.7%. Yield decreased by 12.7%.
- In July, the company launched a five times weekly freighter service to Tokyo.
- After the restructuring of the Group's freighter network in July, AHK continues to operate cargo services to Japan and Korea.

Review of affiliated businesses and associated companies

Hong Kong Dragon Airlines Limited ("Dragonair")

- Dragonair recorded a reduced interim profit due to lower passenger and cargo yields and increased operating costs arising from the introduction of additional capacity.
- During the first six months, one A320, one A321 and one A330 joined the fleet. These new aircraft were deployed on additional frequencies to major destinations in Mainland China.
- At the end of June the airline was operating a fleet of 22 aircraft.
- Dragonair will take delivery of one A330 and one B747-300 freighter in the second half of the year.

Airline services

- Hong Kong Aircraft Engineering Company Limited ("HAECO") recorded an interim profit of HK$240 million, representing an 37% increase over 2001.
- HAECO's revenue benefited from an increase in the number of flights handled and from a higher base maintenance workload. This was partly offset by a reduction in the component overhaul workload.
- The contribution from HAECO's joint venture companies was satisfactory being at a similar level to the previous year.
- Hong Kong Airport Services Limited reported a marginally higher interim profit despite the competitive pressure.

Airline catering

- Cathay Pacific Catering Services (H.K.) Limited reported a higher interim profit in the first six months.
- The overseas flight kitchens recorded lower interim profits compared to last year.

Turnover

	Group		Cathay Pacific	
	Six months ended 30th June		Six months ended 30th June	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Passenger services	**10,550**	11,092	**10,550**	11,092
Cargo services	**4,225**	4,005	**3,768**	3,515
Catering and other services	**736**	746	–	–
Turnover	**15,511**	15,843	**14,318**	14,607

- Passenger turnover decreased by 4.9% mainly due to lower passenger yield as a result of reduced front-end traffic and weak North Asian currencies.
- The Company's cargo turnover increased by 7.2% with a reduction in yield being offset by an increase in tonnage.

Operating expenses

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2002 HK$M	2001 HK$M	**Change**	**2002 HK$M**	2001 HK$M	**Change**
Staff	**3,810**	3,989	**-4.5%**	**3,420**	3,605	**-5.1%**
Inflight service and passenger expenses	**695**	832	**-16.5%**	**695**	832	**-16.5%**
Landing, parking and route expenses	**2,297**	2,483	**-7.5%**	**2,195**	2,362	**-7.1%**
Fuel	**2,197**	2,754	**-20.2%**	**2,063**	2,592	**-20.4%**
Aircraft maintenance	**1,589**	1,664	**-4.5%**	**1,510**	1,592	**-5.2%**
Aircraft depreciation and operating leases	**1,801**	1,607	**+12.1%**	**1,731**	1,534	**+12.8%**
Other depreciation and operating leases	**516**	480	**+7.5%**	**388**	353	**+9.9%**
Commissions	**247**	315	**-21.6%**	**246**	312	**-21.2%**
Exchange gain	**(85)**	(10)	**+750.0%**	**(81)**	(13)	**+523.1%**
Others	**608**	689	**-11.8%**	**402**	478	**-15.9%**
Operating expenses	**13,675**	14,803	**-7.6%**	**12,569**	13,647	**-7.9%**
Net finance charges	**456**	168	**+171.4%**	**444**	146	**+204.1%**
Total operating expenses	**14,131**	14,971	**-5.6%**	**13,013**	13,793	**-5.7%**

- Staff costs decreased primarily as a result of lower staff numbers.
- Inflight service and passenger expenses decreased due to the impact of weak currencies and cost control initiatives.
- Landing, parking and route expenses decreased due to the reduction in capacity.
- Fuel costs decreased due to lower average fuel prices and lower consumption arising from the reduction in capacity.

- The decrease in aircraft maintenance was due to less engine overhaul work.
- Aircraft depreciation and operating lease charges increased as a result of the new aircraft deliveries in 2001.
- The net finance charges increased due to higher average borrowings resulting from the aircraft acquisitions in 2001 and lower returns from short-term funds.

Financial position

- Additions to fixed assets were HK$1,955 million, comprising HK$1,906 million for aircraft related equipment and HK$49 million for other equipment and properties.
- Borrowings increased by 4.9% to HK$25,208 million.
- Liquid funds, 83% of which are denominated in US dollars, increased by 20.1% to HK$11,726 million.
- Net borrowings decreased by 5.4% to HK$13,502 million.
- The Group's shareholders' funds decreased by 1.6% to HK$30,822 million.
- Net debt/equity ratio decreased to 0.44 times.
- Borrowings, which are fully repayable by 2017, are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with 72% being on fixed rates of interest.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2001 annual report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – UNAUDITED

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Note	2002 HK$M	2001 HK$M	2002 US$M	2001 US$M
Turnover					
Passenger services		**10,550**	11,092	**1,352**	1,422
Cargo services		**4,225**	4,005	**542**	513
Catering and other services		**736**	746	**94**	96
Total turnover	2	**15,511**	15,843	**1,988**	2,031
Expenses					
Staff		**(3,810)**	(3,989)	**(488)**	(512)
Route		**(2,992)**	(3,315)	**(383)**	(425)
Fuel		**(2,197)**	(2,754)	**(282)**	(353)
Aircraft maintenance		**(1,589)**	(1,664)	**(204)**	(213)
Depreciation and operating leases		**(2,317)**	(2,087)	**(297)**	(268)
Commissions		**(247)**	(315)	**(32)**	(40)
Others		**(523)**	(679)	**(67)**	(87)
Operating expenses		**(13,675)**	(14,803)	**(1,753)**	(1,898)
Operating profit	3	**1,836**	1,040	**235**	133
Finance charges		**(1,264)**	(1,276)	**(162)**	(163)
Finance income		**808**	1,108	**104**	142
Net finance charges	4	**(456)**	(168)	**(58)**	(21)
Profit on sale of investments	5	**–**	452	**–**	58
Share of profits of associated companies		**141**	127	**18**	16
Profit before taxation		**1,521**	1,451	**195**	186
Taxation	6	**(102)**	(124)	**(13)**	(16)
Profit after taxation		**1,419**	1,327	**182**	170
Minority interests		**(7)**	(8)	**(1)**	(1)
Profit attributable to shareholders		**1,412**	1,319	**181**	169
Dividends					
Interim proposed	15	**533**	416	**68**	53
Earnings per share					
Basic	7	**42.4¢**	39.6¢	**5.4¢**	5.1¢
Diluted	7	**42.1¢**	39.3¢	**5.4¢**	5.0¢
Dividend per share	15	**16.0¢**	12.5¢	**2.1¢**	1.6¢

The US$ figures are for information only and are translated at HK$7.8.

CONSOLIDATED BALANCE SHEET – UNAUDITED

	Note	30th June 2002 HK$M	(Audited) 31st December 2001 HK$M	30th June 2002 US$M	(Audited) 31st December 2001 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**51,672**	51,660	**6,625**	6,623
Intangible assets	9	**612**	454	**78**	58
Investments in associated companies		**1,678**	1,590	**215**	204
Other long-term receivables and investments		**1,890**	1,575	**242**	202
		55,852	55,279	**7,160**	7,087
Long-term liabilities		**(40,314)**	(39,208)	**(5,169)**	(5,027)
Related pledged security deposits		**17,588**	17,194	**2,255**	2,205
Net long-term liabilities	10	**(22,726)**	(22,014)	**(2,914)**	(2,822)
Retirement benefit obligations	11	**(447)**	–	**(57)**	–
Deferred taxation		**(7,879)**	(7,836)	**(1,010)**	(1,005)
		(31,052)	(29,850)	**(3,981)**	(3,827)
Net non-current assets		**24,800**	25,429	**3,179**	3,260
Current assets and liabilities					
Stock		**568**	587	**73**	75
Trade and other receivables	12	**4,324**	4,778	**554**	613
Liquid funds		**11,726**	9,764	**1,503**	1,252
		16,618	15,129	**2,130**	1,940
Current portion of long-term liabilities		**(3,367)**	(3,241)	**(431)**	(416)
Related pledged security deposits		**885**	1,231	**113**	158
Net current portion of long-term liabilities	10	**(2,482)**	(2,010)	**(318)**	(258)
Trade and other payables	13	**(5,132)**	(4,556)	**(658)**	(584)
Unearned transportation revenue		**(2,320)**	(1,965)	**(297)**	(252)
Taxation		**(620)**	(626)	**(80)**	(80)
		(10,554)	(9,157)	**(1,353)**	(1,174)
Net current assets		**6,064**	5,972	**777**	766
Total assets less current and non-current liabilities		**30,864**	31,401	**3,956**	4,026
Minority interests		**(42)**	(93)	**(5)**	(12)
Net assets		**30,822**	31,308	**3,951**	4,014
CAPITAL AND RESERVES					
Share capital	14	**667**	666	**85**	85
Reserves		**30,155**	30,642	**3,866**	3,929
Shareholders' funds		**30,822**	31,308	**3,951**	4,014

The US$ figures are for information only and are translated at HK$7.8.

CONSOLIDATED CASH FLOW STATEMENT – UNAUDITED

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Note	2002 HK$M	2001 HK$M	2002 US$M	2001 US$M
Operating activities					
Cash generated from operations		**4,451**	2,833	**571**	363
Interest received		**46**	84	**6**	11
Net interest paid		**(518)**	(601)	**(66)**	(77)
Tax paid		**(106)**	(112)	**(14)**	(14)
Dividends received from associated companies		**51**	35	**6**	4
Net cash inflow from operating activities		**3,924**	2,239	**503**	287
Investing activities					
Sales of fixed assets		**18**	11	**2**	1
Payments for fixed and intangible assets		**(2,012)**	(2,938)	**(258)**	(376)
Net decrease/(increase) in other long term receivables and investments		**77**	(2)	**10**	–
Receipts from disposal of an associated company		**5**	–	**1**	–
Net (increase)/decrease in liquid funds other than cash and cash equivalents		**(2,397)**	339	**(307)**	43
Purchase of minority interest in a subsidiary company		**(194)**	–	**(25)**	–
Repayment of loans from associated companies		**2**	3	–	–
Net cash outflow from investing activities		**(4,501)**	(2,587)	**(577)**	(332)
Financing					
New financing		**1,906**	3,867	**244**	495
Security deposits placed		**(409)**	(1,238)	**(52)**	(158)
Loan and finance lease repayments		**(1,409)**	(928)	**(181)**	(119)
Net cash benefit from financing arrangements		–	250	–	32
Shares repurchased and issued		**34**	(259)	**4**	(33)
Dividends paid – to shareholders	15	**(167)**	(1,499)	**(21)**	(192)
– to minority interests		**(28)**	(36)	**(3)**	(4)
Net cash (outflow)/inflow from financing		**(73)**	157	**(9)**	21
Decrease in cash and cash equivalents		**(650)**	(191)	**(83)**	(24)
Cash and cash equivalents at 1st January		**2,601**	1,187	**333**	152
Effect of exchange differences		**87**	(9)	**11**	(1)
Cash and cash equivalents at 30th June		**2,038**	987	**261**	127

The US$ figures are for information only and are translated at HK$7.8.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – UNAUDITED

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Other reserves HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 1st January 2002	666	20,541	7,162	21	306	13	2,599	31,308
Prior period adjustment for retirement benefits	–	(573)	–	–	–	–	–	(573)
As restated	666	19,968	7,162	21	306	13	2,599	30,735
Exchange differences on cash flow hedges								
– recognised during the period	–	–	–	–	–	–	(1,155)	(1,155)
– transferred to profit for the period	–	–	–	–	–	–	(434)	(434)
Revaluation surpluses recognised during the period	–	–	–	–	405	–	–	405
Exchange differences	–	–	–	–	–	(8)	–	(8)
Net losses not recognised in the profit and loss account	–	–	–	–	405	(8)	(1,589)	(1,192)
Profit attributable to shareholders	–	1,412	–	–	–	–	–	1,412
Dividends paid (note 15)	–	(167)	–	–	–	–	–	(167)
Share options exercised								
– premium received	–	–	33	–	–	–	–	33
– share capital issued	1	–	–	–	–	–	–	1
At 30th June 2002	667	21,213	7,195	21	711	5	1,010	30,822

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Other reserves HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 1st January 2001	670	22,059	7,161	17	984	26	1,915	32,832
Exchange differences on cash flow hedges								
– recognised during the period	–	–	–	–	–	–	1,040	1,040
– transferred to profit for the period	–	–	–	–	–	–	(174)	(174)
Revaluation surpluses								
– recognised during the period	–	–	–	–	7	–	–	7
– transferred to profit for the period on disposal	–	–	–	–	(452)	–	–	(452)
Exchange differences	–	–	–	–	–	(1)	–	(1)
Net gains not recognised in the profit and loss account	–	–	–	–	(445)	(1)	866	420
Profit attributable to shareholders	–	1,319	–	–	–	–	–	1,319
Dividends paid (note 15)	–	(1,499)	–	–	–	–	–	(1,499)
Purchase of Company's shares								
– premium paid on purchase	–	(256)	–	–	–	–	–	(256)
– transfer between reserves	–	(4)	–	4	–	–	–	–
– share capital repurchased	(4)	–	–	–	–	–	–	(4)
Premium received from share options exercised	–	–	1	–	–	–	–	1
At 30th June 2001	666	21,619	7,162	21	539	25	2,781	32,813

1. Basis of preparation and accounting policies

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2001 annual report except for the accounting policy on retirement benefits. In prior years, the cost of defined benefit retirement plans was based upon funding recommendations using a prospective actuarial valuation. With the introduction of HK SSAP 34 "Employee benefits", the retirement benefit obligation less the fair value of plan assets is now recognised. The obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method. The retained profit brought forward from 2001 has been reduced by HK$573 million being the recognition of the net defined benefit retirement obligations. Comparative figures have not been restated.

Principal accounting policy 4 in the 2001 annual report gives an explanation of the policy in respect of foreign exchange translation which does not comply with HK SSAP 11 "Foreign currency translation".

The interim report has been prepared in accordance with HK SSAP 25 "Interim financial reporting" and the disclosure requirements of the Listing Rules (Main Board) of The Stock Exchange of Hong Kong Limited ("The Stock Exchange").

2. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

	Six months ended 30th June	
Turnover by origin of sales :	**2002 HK$M**	2001 HK$M
North Asia		
– Hong Kong and Mainland China	**5,868**	5,566
– Japan, Korea and Taiwan	**3,281**	3,610
South East Asia and Middle East	**1,931**	2,017
Europe	**1,788**	1,843
Pacific and South Africa	**2,643**	2,807
	15,511	15,843

Countries included in each region are defined in the 2001 annual report. Geographical analysis of segment results, segment assets and segment liabilities are not disclosed for the reasons set out in the 2001 annual report.

3. Operating profit

Operating profit has been arrived at after charging/(crediting):	Six months ended 30th June 2002 HK$M	2001 HK$M
Depreciation of fixed assets		
– Leased	**1,122**	977
– Owned	**781**	641
Amortisation of intangible assets	**63**	54
Operating lease rentals		
– Land and buildings	**181**	165
– Aircraft and related equipment	**211**	308
– Others	**19**	20
Operating lease income		
– Aircraft and related equipment	**(60)**	(78)
Cost of stock expensed	**553**	712
Exchange differences	**(85)**	(10)
Auditors' remuneration	**3**	3
Income from unlisted investments	**(50)**	(14)

4. Net finance charges

Net interest charges :	Six months ended 30th June 2002 HK$M	2001 HK$M
– Obligations under finance leases	**1,196**	1,163
– Interest income on related security deposits, notes and bonds	**(637)**	(690)
	559	473
– Bank loans and overdrafts	**58**	97
– Interest income on related security deposits	**(6)**	(10)
	52	87
– Other loans and bonds wholly repayable within five years	**–**	4
– Other loans not wholly repayable within five years	**10**	12
	621	576
Income from liquid funds :		
– Funds with investment managers	**(96)**	(229)
– Bank deposits and investments	**(69)**	(179)
	(165)	(408)
	456	168

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. Profit on sale of investments

The profit on sale of investments in 2001 represented the gain from the disposal of the Group's indirect interest in Equant N.V. in exchange for an indirect interest in France Telecom S.A.

6. Taxation

	Six months ended 30th June	
The taxation charge comprises:	**2002 HK$M**	2001 HK$M
The Company and its subsidiary companies		
– Hong Kong profits tax	**16**	14
– Overseas taxation	**59**	66
– Deferred taxation	**26**	37
– Over provision for prior years	**(22)**	(10)
Share of associated companies' taxation	**23**	17
	102	124

Hong Kong profits tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$1,412 million (2001: HK$1,319 million) by the daily weighted average number of shares in issue throughout the period of 3,332 million (2001: 3,332 million) shares and 3,357 million (2001: 3,356 million) shares respectively with the latter adjusted for the effects of the stock options.

	2002 million	2001 million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,332**	3,332
Deemed issue of ordinary shares for no consideration	**25**	24
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,357**	3,356

8. Fixed assets

	Aircraft and related equipment HK$M	Other equipment HK$M	Properties HK$M	Total HK$M
Cost				
At 1st January 2002	64,808	3,202	6,470	74,480
Exchange differences	–	–	2	2
Additions	1,906	45	4	1,955
Disposals	(105)	(264)	–	(369)
At 30th June 2002	66,609	2,983	6,476	76,068
Accumulated depreciation				
At 1st January 2002	20,168	1,789	863	22,820
Charge for the period	1,650	121	132	1,903
Disposals	(63)	(264)	–	(327)
At 30th June 2002	21,755	1,646	995	24,396
Net book value				
At 30th June 2002	44,854	1,337	5,481	51,672
At 1st January 2002	44,640	1,413	5,607	51,660

Fixed assets at 30th June 2002 include leased assets of HK$35,223 million (31st December 2001: HK$35,917 million).

9. Intangible assets

	Goodwill HK$M	Computer systems HK$M	Total HK$M
Cost			
At 1st January 2002	312	559	871
Additions	164	57	221
At 30th June 2002	476	616	1,092
Accumulated amortisation			
At 1st January 2002	153	264	417
Charge for the period	12	51	63
At 30th June 2002	165	315	480
Net book value			
At 30th June 2002	311	301	612
At 1st January 2002	159	295	454

10. Long-term liabilities

	(Unaudited) 30th June 2002		(Audited) 31st December 2001	
	Current HK$M	Non-current HK$M	Current HK$M	Non-current HK$M
Long-term loans and other liabilities	**686**	**3,585**	628	3,268
Obligations under finance leases	**1,796**	**19,141**	1,382	18,746
	2,482	**22,726**	2,010	22,014

11. Retirement benefit obligations

Net liabilities recognised in the balance sheet:	(Unaudited) 30th June 2002 HK$M	(Audited) 31st December 2001 HK$M
Present value of funded obligations	**5,042**	–
Fair value of plan assets	**(4,595)**	–
Net liabilities	**447**	–

12. Trade and other receivables

	(Unaudited) 30th June 2002 HK$M	(Audited) 31st December 2001 HK$M
Trade debtors	**2,397**	2,518
Other receivables and prepayments	**1,915**	2,250
Due from associated companies	**10**	9
Due from other related companies	**2**	1
	4,324	4,778

Analysis of trade debtors by age:	(Unaudited) 30th June 2002 HK$M	(Audited) 31st December 2001 HK$M
Current	**2,277**	2,336
One to three months overdue	**71**	116
More than three months overdue	**49**	66
	2,397	2,518

The Company normally grants a credit term of 30 days to customers or follows the local industry standard with the debt partially protected by bank guarantee or other monetary collateral.

13. Trade and other payables

	(Unaudited) 30th June 2002 HK$M	(Audited) 31st December 2001 HK$M
Trade creditors	**1,671**	1,617
Other payables	**3,036**	2,657
Due to associated companies	**197**	145
Due to other related companies	**208**	119
Bank overdrafts – unsecured	**20**	18
	5,132	4,556

Analysis of trade creditors by age:	(Unaudited) 30th June 2002 HK$M	(Audited) 31st December 2001 HK$M
Current	**1,108**	1,068
One to three months overdue	**445**	397
More than three months overdue	**118**	152
	1,671	1,617

14. Share capital

During the period under review, the Group did not purchase or redeem any shares in the Company. At 30th June 2002, 3,334,350,348 shares were in issue (31st December 2001: 3,329,817,848 shares).

The Company adopted a share option scheme ("the Scheme") on 10th March 1999 for the purpose of providing flight deck crew of the Group with the incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew of the Group who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares onThe Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares.The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company.The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,317,000 shares at the exercise price of HK$7.47 (the "Exercise Price") per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance will be exercisable on 15th March 2004.The options will, except in limited circumstances, be exercisable until 14th March 2009.

During the first six months of 2002, 4,532,500 options were exercised at the Exercise Price (with HK$12.35 being the weighted average closing share price immediately before the dates on which the options were exercised), no option at the Exercise Price lapsed, no option was granted under the Scheme, and the Company issued a total of 4,532,500 shares and received HK$33,857,775 in total for the share options exercised. Options to subscribe for 62,601,500 shares (31st December 2001: 67,134,000 shares) were outstanding as at 30th June 2002.

15. Dividends

	2002 HK$M	2001 HK$M
2001 final dividend of HK¢5 per share (2000 final dividend: HK¢45 per share)	**167**	1,508
Dividends for purchased shares written back	–	(9)
Dividends paid	**167**	1,499

2001 final dividend of HK¢5 per share was proposed on 6th March 2002 and was paid on 3rd June 2002.

On 7th August 2002, the Board of Directors declared an interim dividend of HK¢16 per share for the period ended 30th June 2002. This interim dividend which totals HK$533 million will be paid on 2nd October 2002 to shareholders registered at the close of business on 13th September 2002. The share register will be closed from 9th September 2002 to 13th September 2002, both dates inclusive.

16. Commitments and contingencies

Outstanding payment commitments in respect of capital items and investments authorised at the end of the period but not provided for in the accounts amounted to:

	(Unaudited) 30th June 2002 HK$M	(Audited) 31st December 2001 HK$M
Authorised and contracted for		
– aircraft and related equipment	**3,799**	121
– others	**2**	1
	3,801	122
Authorised but not contracted for		
– aircraft and related equipment	**103**	105
	3,904	227

These commitments are expected to be paid as follows:	HK$M
2002	**325**
2003	**2,885**
2004	**694**
	3,904

Commitments include the amounts for the acquisition of three A330-300 and three B777-300 aircraft. There has been no material change in contingencies since 31st December 2001.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules (Main Board) of The Stock Exchange.

Directors' interests

At 30th June 2002, the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited:

	Number of shares			
	Personal	Family	Other	Total
Philip Chen	9,000	–	–	9,000
Derek Cridland	17,000	–	–	17,000
James Hughes-Hallett	12,000	–	–	12,000
Tony Tyler	5,000	–	–	5,000
Raymond Yuen	9,000	–	–	9,000

Neither during nor prior to the period under review, has any right been granted to, or exercised by, any Director of Cathay Pacific Airways Limited, or to or by the spouse or minor children of any Director, to subscribe for shares, warrants or debentures of Cathay Pacific Airways Limited.

Other than as stated above, no Director of Cathay Pacific Airways Limited held any interest, whether beneficial or non-beneficial, in the share capital or warrants of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of the SDI).

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 30th June 2002 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

			Remarks
1. John Swire & Sons Limited	1,526,606,246		
2. Swire Pacific Limited	1,526,606,246	)	Duplications of John Swire
3. John Swire & Sons (H.K.) Limited	1,526,606,246	)	& Sons Limited's holding
4. CITIC Pacific Limited	859,353,462		
5. Super Supreme Company Limited	787,753,462	)	Duplication of CITIC Pacific Limited's holding
	6,226,925,662		
Less: Duplications	3,840,965,954		
	2,385,959,708		

國泰航空公司是一家以香港為基地並於香港註冊的國際航空公司，提供定期客運及貨運服務往返全球六十二個城市。

國泰航空於一九四六年在香港成立，致力服務香港。國泰於香港航空業投資龐大，除本身機隊外，投資範圍還包括航空飲食、飛機維修和地勤服務公司，以及位於香港國際機場的企業總部。

國泰航空的全資附屬公司香港華民航空有限公司是一家全貨運航空公司，在區內提供定期貨運服務。此外，港龍航空有限公司亦提供客運服務至中國內地及區內二十八個目的地。

本公司亦是環球聯盟「寰宇一家」的創辦成員之一，該航空聯盟的網絡為全球逾五百七十個目的地提供服務。「寰宇一家」的其他成員有愛爾蘭航空公司、美國美利堅航空公司、英國航空公司、芬蘭航空公司、西班牙國家航空公司、智利航空公司及澳洲航空公司。

國泰航空屬太古集團旗下，在香港聯合交易所上市。

本集團財務統計數字		二零零二年	二零零一年	變幅
業績		截至六月三十日止六個月		
營業總額	*港幣百萬元*	**15,511**	15,843	**-2.1%**
股東應佔溢利	*港幣百萬元*	**1,412**	1,319	**+7.1%**
每股盈利	*港仙*	**42.4**	39.6	**+7.1%**
每股股息	*港仙*	**16.0**	12.5	**+28.0%**
邊際利潤	*%*	**9.1**	8.3	**+0.8個百分點**
資產負債表		六月三十日	十二月三十一日	
股東資金	*港幣百萬元*	**30,822**	31,308	**-1.6%**
借款淨額	*港幣百萬元*	**13,502**	14,278	**-5.4%**
債務淨額股份比例	*倍數*	**0.44**	0.46	**-0.02倍**
營業統計數字 — 國泰航空		截至六月三十日止六個月		
可用噸千米數(「可用噸千米」)	*百萬*	**5,750**	5,936	**-3.1%**
乘客運載率	*%*	**78.1**	71.9	**+6.2個百分點**
乘客收益率	*港仙*	**45.4**	47.3	**-4.0%**
貨物及郵件運載率	*%*	**70.2**	65.1	**+5.1個百分點**
貨物及郵件收益率	*港元*	**1.83**	1.89	**-3.2%**
每可用噸千米成本	*港元*	**2.26**	2.32	**-2.6%**
除燃料外之每可用噸千米成本	*港元*	**1.90**	1.89	**+0.5%**
飛機使用量	*每日時數*	**11.8**	12.7	**-7.1%**
航班準時表現	*%*	**90.7**	84.8	**+5.9個百分點**

所有定義與二零零一年報告書相同。

國泰航空集團於二零零二年首六個月錄得股東應佔溢利港幣十四億一千二百萬元。與二零零一年下半年錄得港幣六億六千二百萬元虧損相比，此進步相當令人鼓舞。營業總額為港幣一百五十五億一千一百萬元，較二零零一年下半年上升百分之六點三。

業績反映市場環境正穩步復甦。由於旅客人數增加，因美國發生恐佈襲擊後而暫時停飛的航線已漸重新投入服務，逐步回復過去的可運載量。我們亦增設新航班，包括加開每日第五班前往東京的航班，以及四班前往倫敦的航班，使現時每週前往倫敦的航班增至十八班。

雖然期內運載率偏高，但商務旅遊的需求仍相對疲弱。因此，乘客收益率由二零零一年上半年的港幣四十七點三仙降至二零零二年同期的港幣四十五點四仙。

今年初美國製造業復甦，刺激香港出口大增，令貨運服務業績回升。貨運噸數增加，彌補了較弱的貨運收益率。與意大利的新民用航空運輸協定，讓我們順利開辦前往米蘭的貨運服務。

我們收購了香港華民航空有限公司餘下的百分之二十五股權，使該全貨運航空公司成為國泰航空的全資附屬公司。此舉使國泰得以緊密地把兩者的貨運業務結合，同時能更有效地調配B747-400型長途貨機。

國泰亦訂購了三架A330-300型空中巴士及三架波音B777-300型短途飛機，將於二零零三年底及二零零四年初交付。為預備充足人手操作這些飛機及三架之前訂購的A340-600型空中巴士，我們宣佈計劃在未來兩年增聘一千三百名駐港員工，以重申我們有信心香港可以繼續保持其亞洲主要航運中心的地位。

我們繼續投資產品，已在過半數的長途機上裝設新商務客艙；而提升經濟客艙的計劃亦訂於本年底完成。

除非出現不可預見的情況，我們預期未來數月需求持續，下半年可望一如以往，錄得較佳業績。

主席

何禮泰

香港，二零零二年八月七日

面對航空史上其中一段最艱難的時期，我們致力保留員工的職位及維持國泰網絡完整。現正計劃恢復公司的長期增長，亦將添置新飛機、改良產品、鞏固航空網絡及為香港創造就業機會。

產品繼續提升

- 我們在長途飛機上裝設新商務客艙的工程已完成一半以上。
- 提升經濟客艙的工程亦將於本年底完成。
- 台北的新商務乘客候機貴賓室已於四月啟用。這是第三個按照香港國際機場內兩個國泰候機貴賓室的主題而設計的海外候機貴賓室。此新一代的候機貴賓室亦已於曼谷及漢城開幕。
- 由英國一家顧問公司Skytrax向超過四百萬名旅客進行的一項調查中，國泰獲選為「跨太平洋最佳航空公司」及在世界最佳航空公司排名榜中名列第二。
- 「寰宇一家」管理委員會六月在香港舉行會議，宣佈與一家以美國為基地的著名資訊科技跨國公司達成一項價值每年四千萬美元的環球航空旅遊協議，為全球航空聯盟歷來最大宗的企業營銷交易。會上並宣佈加強貨運合作的措施。

網絡日益擴展

- 我們與「寰宇一家」夥伴英國航空公司的代號共享安排已增加十一個歐洲航點，並擴展至包括我們往奧克蘭及吉隆坡的服務。
- 加開每日第五班香港至東京航班，以及每週增加四班同日抵埗倫敦的航班。
- 每週兩班前往米蘭的貨運航班亦於八月首航。
- 我們與香港華民航空有限公司(「華民航空」)的業務於七月進行重組，以增加效率及使華民航空集中在亞洲區內提供服務，因而使布魯賽爾、曼徹斯特及杜拜加入了國泰的貨運網絡。

機隊不斷壯大

- 國泰航空機隊目前共有七十七架飛機，包括六十六架客機及十一架貨機。
- 我們已訂購六架新飛機加入短途機隊，包括三架A330-300型及三架B777-300型飛機，全部採用勞斯萊斯引擎推動，將於二零零三年底及二零零四年初交付。
- 兩架之前訂購的A340-600型長途飛機，將於本年稍後時間交付。國泰將成為首家採用此嶄新機種的亞洲航空公司，新飛機將用於前往北美洲的超長途航線。
- 上述訂購及交付的新飛機，有助我們保持優勢，繼續經營全球其中一支最現代化及最有效率的機隊。
- 在華民航空成為國泰的全資附屬公司後，兩架租予該公司的B747-200型貨機已經歸還，使我們的貨運機隊規模增至十一架貨機。
- 隨著市場需求回升，所有停飛的客機及一架停飛的貨機正重新投入服務。

機隊資料

飛機類型	截至二零零二年六月三十日止各機隊之數目：擁有	租賃：融資	租賃：營業	總數	已確實訂購架數：'02	'03	'04	總數	營業租賃期滿架數：'06	'07	'08	有選擇權架數
由國泰航空營運的飛機：												
B747-400	2	15	2	19						1	1	
B747-200F	4			4								
B747-400F	1	4		5								
B777-200	1	4		5								
B777-300		7		7		2	1	3				3[a]
A330-300	1	19		20		3		3				
A340-300		11	4	15					4			
A340-600					2	1		3[b]				
總數	9	60	6	75	2	6	1	9	4	1	1	3
非由國泰航空營運的飛機：												
B747-300	6			6[c]								
B747-200F		3		3[d]								
總數	6	3		9								

(a) 此等營業租賃選擇權適用於所有B777型飛機，並須於二零零七年前行使。

(b) 營業租賃期為五年的飛機。

(c) 包括一架於二零零二年六月三十日尚未租出的飛機。

(d) 華民航空已於二零零二年七月交還其中兩架飛機。

人材貢獻良多

- 我們在三十個國家僱用超過一萬四千三百名員工，包括駐香港的一萬零四百多名員工。
- 由於增加可運載量，我們將於未來兩年創造約一千三百個駐香港的職位。
- 我們將於本年及未來兩年分別招聘二百名及八百名機艙服務員，而由現在至二零零三年十二月間，我們將從本地飛行員培訓計劃及海外招募二百三十五名飛機師，本年亦將另外創造六十個地勤及後勤職位。
- 首批在蘇格蘭珀斯修畢兩年工程課程的員工，在各自位於耶加達、峇里島、台北、曼谷及東京的家鄉進行在職訓練後，將成為認可的飛機工程師。
- 國泰參照當地法例、行業慣例、市場環境和員工個人及公司表現，經常檢討員工薪酬政策。

新科技舉足輕重

- 可追查和預測飛機及零件的維修需求及成本的Ultramain系統正於香港推出。
- CXeBuy是我們實行中央網上採購的電子商貿系統，此系統已在澳洲推出，這是香港以外首個採用此系統的地方，標誌著此系統的發展邁向全球的新里程。
- 我們在第二季推出網上人力資源管理系統PeopleCX，讓員工管理個人資料、增加處理效率及在公司內創造一個自助文化。
- 於四月推出的「香港網上快證」計劃，使台灣居民可透過互聯網申請兩次入境簽證及在抵港後領取簽證。

持續服務香港社會

- 「國泰航空萬張機票贈全城」的得獎者於四月至七月期間來港，代表香港旅遊業各界的一百四十多家公司送出價值超過港幣一千萬元的優惠給旅客，以支持這個推廣計劃。
- 國泰航空連續第四年成為「國際匯演賀新禧」的大會贊助機構。這是香港慶祝馬年來臨的重點節目。
- 一架漆上香港的飛龍新標誌的B747-400型飛機「亞洲國際都會」號於七月四日正式揭幕。飛機的外觀是一條強而有力、充滿朝氣、象徵著香港和港人精神的飛龍，在代表國泰的一片綠色背景上騰躍。

環境

- 由於定期進行能源審查及密切監控電腦化大廈管理系統，國泰城的照明及空調系統的能源效益得到改善。
- 公司要求承辦商及清潔工人在國泰城內使用水溶性清潔劑及環保清潔產品。
- 入境航班已推出一項全面計劃，將報章、雜誌及機上餐單等紙質物料分類循環再用。

客運服務

按地區劃分的可用座位千米數、運載率及收益率：

	可用座位千米數(百萬)			運載率(%)			收益率
	二零零二年	二零零一年	變幅	二零零二年	二零零一年	變幅	變幅
北亞	5,346	5,071	+5.4%	68.8	72.8	-4.0個百分點	-6.2%
東南亞及中東	6,684	6,971	-4.1%	72.5	65.1	+7.4個百分點	-8.1%
歐洲	6,386	7,230	-11.7%	84.6	76.2	+8.4個百分點	-3.6%
太平洋及南非	11,121	13,147	-15.4%	82.3	72.7	+9.6個百分點	-0.8%
整體	29,537	32,419	-8.9%	78.1	71.9	+6.2個百分點	-4.0%

- 乘客收益於本年首六個月減少港幣五億四千二百萬元，而可運載量因部分客機暫時停飛而減少百分之八點九。
- 運載率上升六點二個百分點至百分之七十八點一，收益率則因區內貨幣疲弱以及頭等及商務機艙載客量下降而減至港幣四十五點四仙。
- 每可用座位千米數之收益增至港幣三十五點七仙，增幅為百分之四點四。
- 頭等及商務機艙收益下降百分之八點五。
- 前往倫敦、洛杉磯、紐約、悉尼、奧克蘭及約翰尼斯堡的長途航線表現理想。
- 北亞航線的表現則受到當地貨幣疲弱的負面因素影響。
- 前往德里、利雅德及札幌等新航線表現令人滿意。

貨運服務

	可用噸千米數(百萬)			運載率(%)			收益率
	二零零二年	二零零一年	變幅	二零零二年	二零零一年	變幅	變幅
國泰航空	2,940	2,852	+3.1%	70.2	65.1	+5.1個百分點	-3.2%
華民航空	510	478	+6.7%	72.0	72.0	–	-12.7%

國泰航空有限公司

- 本年首六個月的貨運收益增加港幣二億五千三百萬元。
- 美國需求增加，刺激貨運增長。
- 貨物運載率增加五點一個百分點至百分之七十點二，而收益率則降至每收入噸千米港幣一點八三元。
- 國泰航空於二月與信德集團有限公司達成一宗價值港幣一億九千四百萬元的交易，收購其附屬公司持有的華民航空百分之二十五股權，使華民航空成為國泰的全資附屬公司。

香港華民航空有限公司(「華民航空」)

- 該公司的中期業績因香港輸往歐洲的出口回升而有所改善。
- 在首六個月間，運載率維持於百分之七十二，而以可用噸千米計算的可運載量則增加百分之六點七。收益率下跌百分之十二點七。
- 該公司於七月推出每週五班前往東京的貨運服務。
- 集團於七月重組貨運網絡後，華民航空繼續營運前往日本及韓國的貨運服務。

聯營業務及聯屬公司回顧

港龍航空有限公司(「港龍航空」)

- 由於客運及貨運收益率下降，以及營業成本因可運載量增加而上升，港龍航空中期溢利下降。
- 在首六個月間，一架A320、一架A321及一架A330型客機加入機隊。該等新飛機已用於前往中國內地主要航點的新增航班。
- 至六月底，港龍航空的機隊共有二十二架飛機。
- 港龍航空將於本年下半年接收一架A330型客機及一架B747-300型貨機。

航空服務

- 香港飛機工程有限公司(「港機工程」)錄得中期溢利港幣二億四千萬元，較二零零一年上升百分之三十七。
- 航班處理量增加及機身維修工作量上升，使港機工程在收益上受惠，但部分得益為零件大修工作量下降所抵銷。
- 港機工程的合營公司帶來的貢獻與去年相若，成績令人滿意。
- 香港機場地勤服務有限公司雖然面對競爭壓力，中期溢利仍錄得輕微升幅。

航空飲食

- 國泰航空飲食服務(香港)有限公司於首六個月錄得的溢利上升。
- 海外各航空飲食設施錄得的中期業績低於去年。

營業總額

	本集團		國泰航空	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元	二零零一年 港幣百萬元
客運服務	**10,550**	11,092	**10,550**	11,092
貨運服務	**4,225**	4,005	**3,768**	3,515
航空飲食及其他服務	**736**	746	**–**	–
營業總額	**15,511**	15,843	**14,318**	14,607

- 客運營業額下跌百分之四點九，主要原因是頭等及商務機艙載客量下降及北亞貨幣疲弱，導致客運收益率下降。
- 由於貨運收益率的下降為貨運噸數增加所抵銷，本公司的貨運營業額增加百分之七點二。

營業開支

	本集團			國泰航空		
	截至六月三十日止六個月			截至六月三十日止六個月		
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	變幅	二零零二年 港幣百萬元	二零零一年 港幣百萬元	變幅
員工	**3,810**	3,989	**-4.5%**	**3,420**	3,605	**-5.1%**
機上服務及乘客開支	**695**	832	**-16.5%**	**695**	832	**-16.5%**
著陸、停泊及航線開支	**2,297**	2,483	**-7.5%**	**2,195**	2,362	**-7.1%**
燃料	**2,197**	2,754	**-20.2%**	**2,063**	2,592	**-20.4%**
飛機維修	**1,589**	1,664	**-4.5%**	**1,510**	1,592	**-5.2%**
飛機折舊及營業租賃	**1,801**	1,607	**+12.1%**	**1,731**	1,534	**+12.8%**
其他折舊及營業租賃	**516**	480	**+7.5%**	**388**	353	**+9.9%**
佣金	**247**	315	**-21.6%**	**246**	312	**-21.2%**
匯兌收益	**(85)**	(10)	**+750.0%**	**(81)**	(13)	**+523.1%**
其他	**608**	689	**-11.8%**	**402**	478	**-15.9%**
營業開支	**13,675**	14,803	**-7.6%**	**12,569**	13,647	**-7.9%**
財務支出淨額	**456**	168	**+171.4%**	**444**	146	**+204.1%**
營業開支總額	**14,131**	14,971	**-5.6%**	**13,013**	13,793	**-5.7%**

- 員工成本下降，主要原因是員工人數減少。
- 由於貨幣疲弱及實行成本控制措施，使機上服務及乘客開支下降。
- 由於可運載量下降，著陸、停泊及航線開支減少。
- 由於平均燃料價格下跌及耗油量因可運載量減少而下降，使燃料成本減少。
- 飛機維修費用因發動機大修工程減少而下降。
- 由於在二零零一年接收新飛機，使飛機折舊及營業租賃支出增加。
- 財務支出淨額增加，原因是二零零一年添置飛機使平均借款增加以及短期資金回報下降。

財務狀況

- 固定資產增加港幣十九億五千五百萬元，包括用於飛機相關設備港幣十九億零六百萬元及其他設備及物業港幣四千九百萬元。
- 借款額增加百分之四點九至港幣二百五十二億零八百萬元。
- 流動資金已增加百分之二十點一至港幣一百一十七億二千六百萬元，其中有百分之八十三以美元計算。
- 借款淨額減少百分之五點四至港幣一百三十五億零二百萬元。
- 集團股東資金減少百分之一點六至港幣三百零八億二千二百萬元。
- 債務淨額股份比例降至零點四四倍。
- 借款須於二零一七年全數清還，主要貨幣為美元、日圓、英鎊及歐羅，其中百分之七十二以固定利率計息。
- 本集團對財務風險管理和貨幣及利率風險管理的政策載於二零零一年報告書。

未經審核綜合損益賬

截至二零零二年六月三十日止六個月

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 百萬美元	二零零一年 百萬美元
營業額					
客運服務		**10,550**	11,092	**1,352**	1,422
貨運服務		**4,225**	4,005	**542**	513
航空飲食及其他服務		**736**	746	**94**	96
營業總額	*2*	**15,511**	15,843	**1,988**	2,031
開支					
員工		**(3,810)**	(3,989)	**(488)**	(512)
航線		**(2,992)**	(3,315)	**(383)**	(425)
燃料		**(2,197)**	(2,754)	**(282)**	(353)
飛機維修		**(1,589)**	(1,664)	**(204)**	(213)
折舊及營業租賃		**(2,317)**	(2,087)	**(297)**	(268)
佣金		**(247)**	(315)	**(32)**	(40)
其他		**(523)**	(679)	**(67)**	(87)
營業開支		**(13,675)**	(14,803)	**(1,753)**	(1,898)
營業溢利	3	**1,836**	1,040	**235**	133
財務支出		**(1,264)**	(1,276)	**(162)**	(163)
財務收入		**808**	1,108	**104**	142
財務支出淨額	*4*	**(456)**	(168)	**(58)**	(21)
出售投資之溢利	*5*	**–**	452	**–**	58
應佔聯屬公司溢利		**141**	127	**18**	16
除税前溢利		**1,521**	1,451	**195**	186
税項	*6*	**(102)**	(124)	**(13)**	(16)
除税後溢利		**1,419**	1,327	**182**	170
少數股東權益		**(7)**	(8)	**(1)**	(1)
股東應佔溢利		**1,412**	1,319	**181**	169
股息					
建議中期股息	*15*	**533**	416	**68**	53
每股盈利					
基本	7	**42.4 仙**	39.6 仙	**5.4 仙**	5.1 仙
攤薄	*7*	**42.1 仙**	39.3 仙	**5.4 仙**	5.0 仙
每股股息	*15*	**16.0 仙**	12.5 仙	**2.1 仙**	1.6 仙

美元數字僅供參考，一美元伸算為港幣七元八角。

	附註	二零零二年六月三十日 港幣百萬元	(經審核) 二零零一年十二月三十一日 港幣百萬元	二零零二年六月三十日 百萬美元	(經審核) 二零零一年十二月三十一日 百萬美元
資產及負債					
非流動資產及負債					
固定資產	*8*	**51,672**	51,660	**6,625**	6,623
無形資產	*9*	**612**	454	**78**	58
於聯屬公司之投資		**1,678**	1,590	**215**	204
其他長期應收款項及投資		**1,890**	1,575	**242**	202
		55,852	55,279	**7,160**	7,087
長期負債		**(40,314)**	(39,208)	**(5,169)**	(5,027)
相關已抵押存款		**17,588**	17,194	**2,255**	2,205
長期負債淨額	*10*	**(22,726)**	(22,014)	**(2,914)**	(2,822)
退休福利責任	*11*	**(447)**	–	**(57)**	–
遞延稅項		**(7,879)**	(7,836)	**(1,010)**	(1,005)
		(31,052)	(29,850)	**(3,981)**	(3,827)
非流動資產淨值		**24,800**	25,429	**3,179**	3,260
流動資產及負債					
存貨		**568**	587	**73**	75
貿易及其他應收款項	*12*	**4,324**	4,778	**554**	613
流動資金		**11,726**	9,764	**1,503**	1,252
		16,618	15,129	**2,130**	1,940
長期負債之流動部分		**(3,367)**	(3,241)	**(431)**	(416)
相關已抵押存款		**885**	1,231	**113**	158
長期負債之流動部分淨額	*10*	**(2,482)**	(2,010)	**(318)**	(258)
貿易及其他應付款項	*13*	**(5,132)**	(4,556)	**(658)**	(584)
未獲運輸收益		**(2,320)**	(1,965)	**(297)**	(252)
稅項		**(620)**	(626)	**(80)**	(80)
		(10,554)	(9,157)	**(1,353)**	(1,174)
流動資產淨值		**6,064**	5,972	**777**	766
資產總額減流動及非流動負債		**30,864**	31,401	**3,956**	4,026
少數股東權益		**(42)**	(93)	**(5)**	(12)
資產淨值		**30,822**	31,308	**3,951**	4,014
資本及儲備					
股本	*14*	**667**	666	**85**	85
儲備		**30,155**	30,642	**3,866**	3,929
股東資金		**30,822**	31,308	**3,951**	4,014

美元數字僅供參考，一美元伸算為港幣七元八角。

未經審核綜合現金流量表

截至二零零二年六月三十日止六個月

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 百萬美元	二零零一年 百萬美元
營運業務					
來自業務之現金		**4,451**	2,833	**571**	363
已收利息		**46**	84	**6**	11
已付利息淨額		**(518)**	(601)	**(66)**	(77)
已付稅項		**(106)**	(112)	**(14)**	(14)
收取聯屬公司股息		**51**	35	**6**	4
來自業務之現金流入淨額		**3,924**	2,239	**503**	287
投資業務					
出售固定資產		**18**	11	**2**	1
固定及無形資產支出		**(2,012)**	(2,938)	**(258)**	(376)
其他長期應收款項及投資之減少/(增加)淨額		**77**	(2)	**10**	–
出售聯屬公司之收入		**5**	–	**1**	–
除現金及視同庫存現金外之流動資金(增加)/減少淨額		**(2,397)**	339	**(307)**	43
收購附屬公司少數股東權益		**(194)**	–	**(25)**	–
聯屬公司償還借款		**2**	3	**–**	–
投資業務之現金流出淨額		**(4,501)**	(2,587)	**(577)**	(332)
融資					
新融資		**1,906**	3,867	**244**	495
存放抵押存款		**(409)**	(1,238)	**(52)**	(158)
償還借款及籌資租賃責任		**(1,409)**	(928)	**(181)**	(119)
來自融資安排之現金收益淨額		**–**	250	**–**	32
回購及發行股票		**34**	(259)	**4**	(33)
已付股息 – 股東	15	**(167)**	(1,499)	**(21)**	(192)
– 少數股東權益		**(28)**	(36)	**(3)**	(4)
融資之現金(流出)/流入淨額		**(73)**	157	**(9)**	21
現金及視同庫存現金減少		**(650)**	(191)	**(83)**	(24)
於一月一日結算之現金及視同庫存現金		**2,601**	1,187	**333**	152
匯兌差額之影響		**87**	(9)	**11**	(1)
於六月三十日結算之現金及視同庫存現金		**2,038**	987	**261**	127

美元數字僅供參考，一美元伸算為港幣七元八角。

未經審核綜合股東資金變動表

截至二零零二年六月三十日止六個月

	股本 港幣百萬元	保留溢利 港幣百萬元	不可派發 股份溢價 港幣百萬元	不可派發 資本贖回儲備 港幣百萬元	不可派發 投資重估儲備 港幣百萬元	不可派發 其他儲備 港幣百萬元	不可派發 現金流量對沖儲備 港幣百萬元	總額 港幣百萬元
二零零二年一月一日之結餘	**666**	**20,541**	**7,162**	**21**	**306**	**13**	**2,599**	**31,308**
退休福利前期調整	**–**	**(573)**	**–**	**–**	**–**	**–**	**–**	**(573)**
重列	**666**	**19,968**	**7,162**	**21**	**306**	**13**	**2,599**	**30,735**
現金流量對沖匯兑差額								
– 於期內確認	**–**	**–**	**–**	**–**	**–**	**–**	**(1,155)**	**(1,155)**
– 轉撥至本期溢利	**–**	**–**	**–**	**–**	**–**	**–**	**(434)**	**(434)**
於期內確認之重估增值	**–**	**–**	**–**	**–**	**405**	**–**	**–**	**405**
匯兑差額	**–**	**–**	**–**	**–**	**–**	**(8)**	**–**	**(8)**
未於損益賬確認之虧損淨額	**–**	**–**	**–**	**–**	**405**	**(8)**	**(1,589)**	**(1,192)**
股東應佔溢利	**–**	**1,412**	**–**	**–**	**–**	**–**	**–**	**1,412**
已付股息(註15)	**–**	**(167)**	**–**	**–**	**–**	**–**	**–**	**(167)**
行使認股權								
– 已收溢價	**–**	**–**	**33**	**–**	**–**	**–**	**–**	**33**
– 已發行股本	**1**	**–**	**–**	**–**	**–**	**–**	**–**	**1**
二零零二年六月三十日之結餘	**667**	**21,213**	**7,195**	**21**	**711**	**5**	**1,010**	**30,822**
二零零一年一月一日之結餘	670	22,059	7,161	17	984	26	1,915	32,832
現金流量對沖匯兑差額								
– 於該期內確認	–	–	–	–	–	–	1,040	1,040
– 轉撥至該期溢利	–	–	–	–	–	–	(174)	(174)
重估增值								
– 於該期內確認	–	–	–	–	7	–	–	7
– 出售時轉撥至該期溢利	–	–	–	–	(452)	–	–	(452)
匯兑差額	–	–	–	–	–	(1)	–	(1)
未於損益賬確認之收益淨額	–	–	–	–	(445)	(1)	866	420
股東應佔溢利	–	1,319	–	–	–	–	–	1,319
已付股息(註15)	–	(1,499)	–	–	–	–	–	(1,499)
購買公司股份								
– 購股時所付溢價	–	(256)	–	–	–	–	–	(256)
– 儲備轉撥	–	(4)	–	4	–	–	–	–
– 購回股本	(4)	–	–	–	–	–	–	(4)
行使認股權所收溢價	–	–	1	–	–	–	–	1
二零零一年六月三十日之結餘	666	21,619	7,162	21	539	25	2,781	32,813

1. 編製基準及會計政策

除有關退休福利的會計政策外，本未經審核之中期報告乃根據與二零零一年報告書所載的主要會計政策相符之基準編製。歷年來，界定福利退休計劃的費用均使用預期精算估值法按撥款建議計算。自香港會計師公會會計實務準則第34號「僱員福利」推出後，該費用現按退休福利責任減計劃資產之公平值確認。計算該責任的方法，是利用預計單位基數法，預計未來支付僱員已獲福利所需款額的現值。結轉自二零零一年的保留溢利減少港幣五億七千三百萬元，作為重列界定退休福利責任淨額之調整。比較數據並未重列。

二零零一年報告書之主要會計政策第4項，已闡明有關外幣換算之政策不採納香港會計師公會會計實務準則第11號「外幣換算」之解釋。

本中期報告根據香港會計師公會會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司(「聯合交易所」)主板上市規則之披露要求編製。

2. 營業總額

營業總額包括向第三者提供之運輸服務、航空飲食及其他服務之收益。

	截至六月三十日止六個月	
按銷售來源計算之營業總額：	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元
北亞		
– 香港及中國內地	**5,868**	5,566
– 日本、韓國及台灣	**3,281**	3,610
東南亞及中東	**1,931**	2,017
歐洲	**1,788**	1,843
太平洋及南非	**2,643**	2,807
	15,511	15,843

各地區所包括之國家已於二零零一年報告書中界定。區域業績、區域資產及區域負債之地理分析因二零零一年報告書所列舉之理由而不予披露。

3. 營業溢利

	截至六月三十日止六個月	
下列各費用/(收益)已包括在營業溢利中：	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元
固定資產折舊		
– 租賃	**1,122**	977
– 擁有	**781**	641
無形資產攤銷	**63**	54
營業租賃租金		
– 土地及樓宇	**181**	165
– 飛機及有關設備	**211**	308
– 其他	**19**	20
營業租賃收入		
– 飛機及有關設備	**(60)**	(78)
已支出之存貨成本	**553**	712
匯兌差額	**(85)**	(10)
核數師酬金	**3**	3
非上市投資之收入	**(50)**	(14)

4. 財務支出淨額

	截至六月三十日止六個月	
利息支出淨額：	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元
– 籌資租賃責任	**1,196**	1,163
– 有關抵押存款、票據及債券之利息收入	**(637)**	(690)
	559	473
– 銀行借款及透支	**58**	97
– 有關抵押存款之利息收入	**(6)**	(10)
	52	87
– 須於五年內全部清還之其他借款及債券	**–**	4
– 毋須於五年內全部清還之其他借款	**10**	12
	621	576
來自流動資金之收入：		
– 專業投資管理資金	**(96)**	(229)
– 銀行存款及投資	**(69)**	(179)
	(165)	(408)
	456	168

在上列之數字中，因配對安排而帶來之財務收入及開支已化為淨額。

5. 出售投資之溢利

二零零一年出售投資之溢利，乃本集團出售於Equant N.V.之間接權益以交換France Telecom S.A.之間接權益所得之收益。

6. 稅項

	截至六月三十日止六個月	
稅項支出如下：	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元
本公司及其附屬公司		
– 香港利得稅	**16**	14
– 海外稅	**59**	66
– 遞延稅項	**26**	37
– 歷年準備超額	**(22)**	(10)
應佔聯屬公司稅項	**23**	17
	102	124

香港利得稅乃以本期之估計應課稅溢利按稅率16%（二零零一年：16%）計算。海外稅以本集團在應課稅之國家，按當地之稅率計算。稅項準備就法例、慣例及商討情況之改變而作出定期檢討。

7. 每股盈利

每股基本盈利及每股攤薄盈利乃以股東應佔溢利港幣十四億一千二百萬元(二零零一年：港幣十三億一千九百萬元)除以本期間內已發行之每日加權平均股份數目分別為三十三億三千二百萬股(二零零一年：三十三億三千二百萬股)及三十三億五千七百萬股(二零零一年：三十三億五千六百萬股),後者為計及股份認購權之影響後之股數。

	二零零二年 百萬	二零零一年 百萬
用以計算每股基本盈利之加權平均普通股數目	**3,332**	3,332
視作已發行而毋須代價之普通股	**25**	24
用以計算每股攤薄盈利之加權平均普通股數目	**3,357**	3,356

8. 固定資產

	飛機及有關設備 港幣百萬元	其他設備 港幣百萬元	物業 港幣百萬元	總額 港幣百萬元
成本				
二零零二年一月一日之結餘	**64,808**	**3,202**	**6,470**	**74,480**
匯兌差額	**–**	**–**	**2**	**2**
增購	**1,906**	**45**	**4**	**1,955**
出售	**(105)**	**(264)**	**–**	**(369)**
二零零二年六月三十日之結餘	**66,609**	**2,983**	**6,476**	**76,068**
累積折舊				
二零零二年一月一日之結餘	**20,168**	**1,789**	**863**	**22,820**
本期折舊	**1,650**	**121**	**132**	**1,903**
出售	**(63)**	**(264)**	**–**	**(327)**
二零零二年六月三十日之結餘	**21,755**	**1,646**	**995**	**24,396**
賬面淨值				
二零零二年六月三十日之結餘	**44,854**	**1,337**	**5,481**	**51,672**
二零零二年一月一日之結餘	44,640	1,413	5,607	51,660

於二零零二年六月三十日之固定資產包括租賃資產港幣三百五十二億二千三百萬元(二零零一年十二月三十一日：港幣三百五十九億一千七百萬元)。

9. 無形資產

	商譽 港幣百萬元	電腦系統 港幣百萬元	總額 港幣百萬元
成本			
二零零二年一月一日之結餘	312	559	871
增購	164	57	221
二零零二年六月三十日之結餘	476	616	1,092
累積攤銷			
二零零二年一月一日之結餘	153	264	417
本期攤銷	12	51	63
二零零二年六月三十日之結餘	165	315	480
賬面淨值			
二零零二年六月三十日之結餘	311	301	612
二零零二年一月一日之結餘	159	295	454

10. 長期負債

	(未經審核) 二零零二年六月三十日		(經審核) 二零零一年十二月三十一日	
	流動 港幣百萬元	非流動 港幣百萬元	流動 港幣百萬元	非流動 港幣百萬元
長期借款及其他負債	686	3,585	628	3,268
籌資租賃責任	1,796	19,141	1,382	18,746
	2,482	22,726	2,010	22,014

11. 退休福利責任

於資產負債表確認之負債淨額：	(未經審核) 二零零二年 六月三十日 港幣百萬元	(經審核) 二零零一年 十二月三十一日 港幣百萬元
已提撥責任之現值	5,042	–
計劃資產之公平值	(4,595)	–
負債淨額	447	–

12. 貿易及其他應收款項

	(未經審核) 二零零二年 六月三十日 港幣百萬元	(經審核) 二零零一年 十二月三十一日 港幣百萬元
貿易應收賬項	2,397	2,518
其他應收及預繳款項	1,915	2,250
應收聯屬公司賬項	10	9
應收其他關連公司賬項	2	1
	4,324	4,778

12. 貿易及其他應收款項(續)

貿易應收賬項賬齡分析如下：	(未經審核) 二零零二年 六月三十日 港幣百萬元	(經審核) 二零零一年 十二月三十一日 港幣百萬元
即期賬項	**2,277**	2,336
逾期一至三個月	**71**	116
逾期三個月以上	**49**	66
	2,397	2,518

本公司通常給予顧客三十天信貸期，或依循當地同業準則以銀行擔保或其他財務抵押品保障部分債項。

13. 貿易及其他應付款項

	(未經審核) 二零零二年 六月三十日 港幣百萬元	(經審核) 二零零一年 十二月三十一日 港幣百萬元
貿易應付賬項	**1,671**	1,617
其他應付款項	**3,036**	2,657
應付聯屬公司賬項	**197**	145
應付其他關連公司賬項	**208**	119
無抵押銀行透支	**20**	18
	5,132	4,556

貿易應付賬項賬齡分析如下：	(未經審核) 二零零二年 六月三十日 港幣百萬元	(經審核) 二零零一年 十二月三十一日 港幣百萬元
即期賬項	**1,108**	1,068
逾期一至三個月	**445**	397
逾期三個月以上	**118**	152
	1,671	1,617

14. 股本

在本期間內，本集團並無購回或贖回本公司任何股份。於二零零二年六月三十日，已發行之股份數目為3,334,350,348股(二零零一年十二月三十一日：3,329,817,848股)。

本公司於一九九九年三月十日採納一項股份認購權計劃(「計劃」)，以鼓勵本集團之航空機組人員對本公司業績作出貢獻。所有參與此計劃者為本集團之航空機組人員，各支付港幣一元以獲認股權，使其有權認購本公司股份，認購價為不低於給予認股權日之前五個交易日本公司股票在聯合交易所之平均收市價之八成及股份面值兩者之較高者。根據此計劃可發行之股份上限為本公司已發行股本之一成。各參與者可獲授之股權均未有超過根據此計劃授予之認股權所能認購之最高股份總數的百分之零點三二。

於授出認股權當日，即一九九九年三月十五日，根據此計劃以行使價每股港幣7.47元(「行使價」)授出之認股權相當於68,317,000股股份。除在有限情況外，相等於五成股份之認購權可於二零零二年三月十五日開始行使，而餘數則可於二零零四年三月十五日開始行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

在二零零二年首六個月內，已按照行使價行使之認股權相當於4,532,500股股份(於緊接認股權行使日期前之加權平均收市價為港幣12.35元)，並無按行使價失效之認股權，亦無根據此計劃授出任何認股權，而本公司就已行使之認股權發行共4,532,500股股份，共收得港幣三千三百八十五萬七千七百七十五元。截至二零零二年六月三十日，相當於62,601,500股股份(二零零一年十二月三十一日：67,134,000股)之認購權尚未行使。

15. 股息

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
二零零一年末期股息每股港幣5仙(二零零零年末期股息：每股港幣45仙)	**167**	1,508
回購股份股息撥回	**–**	(9)
已付股息	**167**	1,499

二零零一年末期股息每股港幣5仙乃於二零零二年三月六日建議派發，並於二零零二年六月三日派發。

董事局於二零零二年八月七日宣佈派發截至二零零二年六月三十日止期間之中期股息每股港幣十六仙。合共港幣五億三千三百萬元之中期股息，將於二零零二年十月二日派發予於二零零二年九月十三日辦公時間結束時已登記之股東。股票過戶手續將於二零零二年九月九日至二零零二年九月十三日(包括首尾兩天)暫停辦理。

16. 承擔及或有事項

於期終時已批准但未在賬目中撥款有關於資本性項目及投資之尚餘付款承擔如下：

	(未經審核) 二零零二年 六月三十日 港幣百萬元	(經審核) 二零零一年 十二月三十一日 港幣百萬元
已批准並已訂約		
– 飛機及有關設備	**3,799**	121
– 其他	**2**	1
	3,801	122
已批准但未訂約		
– 飛機及有關設備	**103**	105
	3,904	227

此等承擔預期在以下各期間支付：	港幣百萬元
2002	**325**
2003	**2,885**
2004	**694**
	3,904

承擔包括購入三架A330-300型及三架B777-300型飛機之款項。自二零零一年十二月三十一日以來，或有事項並無重大變動。

公司管治

本公司並無董事知悉任何資料足以合理地指出本公司在中期報告所述之會計期內任何時間，未有遵守聯合交易所主板上市規則內之最佳應用守則。

董事權益

於二零零二年六月三十日，根據證券(披露權益)條例(「披露權益條例」)第二十九條規定設置之名冊顯示，董事在國泰航空有限公司之股份中持有以下實益(全屬個人權益)：

	股份數目			
	個人權益	家族權益	其他權益	合共
陳南祿	9,000	–	–	**9,000**
梁德基	17,000	–	–	**17,000**
何禮泰	12,000	–	–	**12,000**
湯彥麟	5,000	–	–	**5,000**
袁力行	9,000	–	–	**9,000**

於本期或之前，國泰航空有限公司任何董事或任何董事之配偶或未成年之子女，均未獲授予或行使權利，認購國泰航空有限公司股份、認股權證或債券。

除上述者外，國泰航空有限公司任何董事於國泰航空有限公司或其任何聯營公司(根據披露權益條例之含義)之股本或認股權證中，並無持有實益或非實益。

主要股東

根據披露權益條例第十六(一)條設置之主要股東名冊顯示，於二零零二年六月三十日，本公司獲通知以下相等於本公司已發行股本10%或以上之權益。此等權益不包括在上述各董事之披露權益內。

			備註
1.	英國太古集團有限公司	1,526,606,246	
2.	太古股份有限公司	1,526,606,246	) 與英國太古集團有限
3.	香港太古集團有限公司	1,526,606,246	) 公司之持股量重複
4.	中信泰富有限公司	859,353,462	
5.	Super Supreme Company Limited	787,753,462	) 與中信泰富有限公司之持股量重複
		6,226,925,662	
減：重複		3,840,965,954	
		2,385,959,708	

*阿巴甸 *赫爾辛基
阿姆斯特丹 倫敦
*柏林 *曼徹斯特
†布魯塞爾 †米蘭
*科隆 *慕尼黑
*杜塞爾多夫 *紐卡素
*愛丁堡 巴黎
法蘭克福 *布拉格
*格拉斯哥 羅馬
*漢堡 *斯德哥爾摩
*斯圖加特

北京 昆明
長沙 南京
成都 寧波
重慶 青島
大連 三亞
福州 上海
桂林 武漢
海口 廈門
杭州 西安

廣島
高雄
仙台
台北
大阪
漢城
東京
福岡
名古屋
大阪
札幌
漢城
台北
東京

†芝加哥
洛杉磯
紐約
三藩市
多倫多
溫哥華

● 香港

巴林 斯里巴加灣港
曼谷 達卡
宿霧 亞庇
可倫坡 古晉
德里 金邊
峇里島 布吉
杜拜
河內
胡志明市
耶加達
卡拉奇
吉隆坡
馬尼拉
孟買
檳城
利雅得
†沙加
新加坡
泗水

約翰尼斯堡

阿德萊德
布里斯班
凱恩斯
墨爾本
柏斯
悉尼

奧克蘭

國泰航空
港龍航空
香港華民航空

* 代號共享服務
† 只限貨運服務

目錄

公司資料

國泰航空有限公司乃於香港註冊成立的有限公司。

投資者關係

查詢有關國泰航空公司的詳情，請聯絡：

國泰航空有限公司
企業傳訊部
香港國際機場
國泰城北座七樓

電話：2747 5210
傳真：2810 6563

國泰航空的主要國際互聯網絡網址為
http://www.cathaypacific.com

本中期報告採用再造紙印刷　設計：Format Limited www.format.com.hk

國泰航空有限公司

國泰航空公司

二零零二年中期報告



太古集團

公司管治

本公司並無董事知悉任何資料足以合理地指出本公司在中期報告所述之會計期內任何時間，未有遵守聯合交易所主板上市規則內之最佳應用守則。

董事權益

於二零零二年六月三十日，根據證券(披露權益)條例(「披露權益條例」)第二十九條規定設置之名冊顯示，董事在國泰航空有限公司之股份中持有以下實益(全屬個人權益)：

	股份數目			
	個人權益	家族權益	其他權益	**合共**
陳南祿	9,000	–	–	**9,000**
梁德基	17,000	–	–	**17,000**
何禮泰	12,000	–	–	**12,000**
湯彥麟	5,000	–	–	**5,000**
袁力行	9,000	–	–	**9,000**

於本期或之前，國泰航空有限公司任何董事或任何董事之配偶或未成年之子女，均未獲授予或行使權利，認購國泰航空有限公司股份、認股權證或債券。

除上述者外，國泰航空有限公司任何董事於國泰航空有限公司或其任何聯營公司(根據披露權益條例之含義)之股本或認股權證中，並無持有實益或非實益。

主要股東

根據披露權益條例第十六(一)條設置之主要股東名冊顯示，於二零零二年六月三十日，本公司獲通知以下相等於本公司已發行股本10%或以上之權益。此等權益不包括在上述各董事之披露權益內。

			備註
1.	英國太古集團有限公司	1,526,606,246	
2.	太古股份有限公司	1,526,606,246	) 與英國太古集團有限
3.	香港太古集團有限公司	1,526,606,246	) 公司之持股量重複
4.	中信泰富有限公司	859,353,462	
5.	Super Supreme Company Limited	787,753,462	) 與中信泰富有限公司之持股量重複
		6,226,925,662	
減：重複		3,840,965,954	
		2,385,959,708	

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules (Main Board) of The Stock Exchange.

Directors' interests

At 30th June 2002, the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited:

	Number of shares			
	Personal	Family	Other	**Total**
Philip Chen	9,000	–	–	**9,000**
Derek Cridland	17,000	–	–	**17,000**
James Hughes-Hallett	12,000	–	–	**12,000**
Tony Tyler	5,000	–	–	**5,000**
Raymond Yuen	9,000	–	–	**9,000**

Neither during nor prior to the period under review, has any right been granted to, or exercised by, any Director of Cathay Pacific Airways Limited, or to or by the spouse or minor children of any Director, to subscribe for shares, warrants or debentures of Cathay Pacific Airways Limited.

Other than as stated above, no Director of Cathay Pacific Airways Limited held any interest, whether beneficial or non-beneficial, in the share capital or warrants of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of the SDI).

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 30th June 2002 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

			Remarks
1. John Swire & Sons Limited	1,526,606,246		
2. Swire Pacific Limited	1,526,606,246	)	Duplications of John Swire
3. John Swire & Sons (H.K.) Limited	1,526,606,246	)	& Sons Limited's holding
4. CITIC Pacific Limited	859,353,462		
5. Super Supreme Company Limited	787,753,462	)	Duplication of CITIC Pacific Limited's holding
	6,226,925,662		
Less: Duplications	3,840,965,954		
	2,385,959,708		